August 8, 2008

Linda Cvrkel
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Honeywell International Inc.
Form 10-K for the year ended December 31, 2007
Filed February 15, 2008
File No. 001-08974

Dear Ms. Cvrkel,

This letter provides Honeywell International Inc.’s (Honeywell) response to your letter to David J. Anderson dated July 29, 2008, setting forth the Staff’s comments on the above referenced 10-K, our Definitive Proxy Statement on Schedule 14A and Form 10-Q for the Quarter ended June 30, 2008. The numbered paragraphs below correspond to the numbered paragraphs in your letter.

Form 10-K for the year ended December 31, 2007

Part I, page 1
Item 1A. Risk Factors, page 10

1.	Staff’s Comment: In future filings, please remove the references in your first paragraph that you discuss some, but not all of the significant risk factors or revise to clarify that you have discussed all known material risks.

Our Response: We will address the Staff’s Comment in future filings by revising the first paragraph to read: “Our business, operating results, cash flows and financial condition are subject to the risks and uncertainties set forth below, any of which could cause actual results to vary materially from recent results or from our anticipated future results.”

Definitive Proxy Statement on Schedule 14A

Annual Incentive Bonus, page 25

2.	Staff’s Comment: We note your disclosure on page 26 that the EPS component of the annual incentive bonus pool is subject to adjustment based on the company's relative EPS growth performance versus a 33-company peer group. In future filings please identify the companies in this peer group and disclose the degree to which the Management Development and Compensation Committee considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Our Response: For the sake of brevity, we did not include the individual companies which make up the subgroups of the S&P 500 Index listed in our proxy statement as their identities are publicly available. We will list these companies in future filings.

The subgroups of the S&P 500 Index ( a common reference point for large companies) referenced in our proxy statement reflect a broader representation of the industries in which our segments participate than the smaller Peer Group (as defined in our proxy statement) used to assess market conditions for general executive compensation purposes. Accordingly, the Management and Development and Compensation Committee believes that these subgroups are a more relevant comparator group for purposes of the “peer EPS growth adjustment” discussed in our proxy statement as they provide a more accurate indicator of the relative performance of the Company vs. peers in each of the key industries relevant to the Company and peer multi-industry conglomerates, and thus reflects the Company’s competitive position, as well as the impact of general economic and specific industry conditions relevant to the Company’s segments. The Committee does not consider metrics regarding the individual companies in this expanded peer group other than relative EPS growth. We will expand our discussion of the use of the expanded peer group for purposes of the peer EPS growth adjustment in future filings.

Stock Options, page 31

3.	Staff’s Comment: We note that your Chief Executive Officer, Mr. David Cote, is eligible for annual equity awards based on a target value of 230% of the sum of his current base salary and annual incentive bonus target. In future filings, please disclose all performance targets that must be achieved in order for Mr. Cote to earn annual option grants. Please include qualitative and quantitative disclosure regarding the determination of targets and targets actually reached. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

Our Response: There are no specific performance targets that must be achieved in order for Mr. Cote to earn annual option grants. As stated in our proxy statement, “in February 2007, the [Management Development and Compensation] Committee granted Mr. Cote options to acquire 700,000 shares in recognition of his leadership in driving consistent, sustained improvement in financial and operational performance.” Details regarding the improvement in the Company’s performance during the 2003-2007 period were contained in the charts on page 21 of our proxy statement, while details regarding Mr. Cote’s 2007 performance were set forth on page 28 of our proxy statement. In future filings, we will state that the Committee does not set specific targets or identify particular weightings in making its determination of how many options to grant to Mr. Cote.

Statement of Shareowners’ Equity, page 50

4.	Staff’s Comment: We note the presentation of a reclassification to equity of obligations settled in stock as an increase to APIC on the statement of shareowners' equity. Please explain to us the nature of the obligations that were settled in stock and tell us how you valued the stock issued for these obligations.

Our Response: This reclassification consisted of restricted stock units (RSUs) issued to employees and employer matching contributions due to employees under a supplemental savings plan (SSP), previously classified as liabilities. These obligations will be settled through the issuance of stock. In determining the appropriateness of equity classification of our RSUs we have considered the guidance in SFAS 123R, specifically paragraphs 28-35. We also considered the guidance of SFAS 150 and EITF 00-19 in determining the classification of both the RSUs and SSP matching contributions. These awards are valued at their grant date fair value.

We considered the quantitative and qualitative impact of this change in classification. The following table summarizes the quantitative impacts of the reclassification:

	(in millions)

		Liability		Equity
	Reclassify RSU liability	85		(85)
	Reclassify SSP- employer match	27		(27)
	Total Reclassification	112		(112)

	Consolidated - 12/31/2006
	Other long term liabilities	3,473	3.2%
	Total liabilities	21,221	0.5%
	Additional paid in capital			3,845	2.9%
	Total equity			9,720	1.2%

	Percentages shown represent the reclassification as a percent of the noted balance sheet caption.

Additionally, we considered qualitative factors such as i) the change in classification has no impact on our results of operations, ii) we do not have any financial debt covenants (e.g. a leverage ratio that would be impacted) and iii) there was no impact to any other regulatory requirements.

Based on this analysis, we determined this reclassification to be wholly immaterial to our financial statements. We reviewed this with the Audit Committee of the Board of Directors and our independent registered accountants, who are in agreement with our conclusions.

Notes to the Financial Statements- General

5.	Staff’s Comment: We note from your disclosure in Note 8 that you have recorded an allowance for doubtful accounts. In light of the significance of your accounts receivable balance to total assets as of December 31, 2007 and 2006, please revise the notes to the financial statements in future filings to include a description of the accounting policies and methodology used to estimate the allowance for doubtful accounts, the policy for charging off uncollectible loans and trade receivables, and the policy for determining past due or delinquency status (i.e., whether past due status is based on how recently payments have been received or contractual terms). See paragraphs 13a-c of SOP 01-6.

	Our Response: We will revise our disclosure in future filings, beginning with our Form 10-K for the year ending December 31, 2008, to include the following:

	Allowance for Doubtful Accounts - We maintain allowances for doubtful accounts for estimated losses as a result of the inability of customers to make required payments. We estimate anticipated losses from doubtful accounts based on days past due, as measured from the contractual due date; collection history; and changes in circumstances or economic conditions. Receivables are written-off against the allowance for doubtful accounts when they are determined uncollectible. Such determination includes analysis and consideration of the particular conditions of the account, including time intervals since last collection, success of outside collection agencies activity, solvency of customer and any bankruptcy proceedings.

Note 1. Summary of Significant Accounting Policies- Aerospace Sales Incentives, page 53

6.	Staff’s Comment: We note your disclosure that you provide sales incentives to commercial aircraft manufacturers and airlines including free or deeply discounted products, credits for future purchases of product and up front cash payments and you expense these costs as provided. Please tell us in further detail how your accounting treatment of these costs complies with EITF 01-09. As part of your response, please tell us the amount of upfront cash incentives expensed for the year ended December 31, 2007 and 2006 and tell us the total amount of sales incentives expensed for the year ended December 31, 2007 and 2006. As part of your response you should explain why your reflection of upfront cash incentives as an "expense" in your financial statements, rather than as a reduction of revenue is appropriate and in accordance with the guidance in EITF 01-09.

Our Response: Beginning in the first quarter of 2006, we changed our accounting policy for sales incentives to commercial aircraft manufacturers. As of the date of this policy change, we recognize these incentives as they are incurred. We reference prior correspondence with the Staff on this change in accounting policy, including a letter dated November 18, 2005 from Corporate Finance addressing our Form 10-K for the year ended December 31, 2004 and our Form 10-Q for the quarterly period ended September 30, 2005, and our related response on December 15, 2005, as well as subsequent comments regarding our aerospace customer incentives in a letter dated December 27, 2005 and our responses on January 27, 2006 and February 14, 2006. The Company confirms that its accounting for sales incentives continues to be fully compliant and consistent with the conclusions reached with the Division of Corporate Finance and the Office of the Chief Accountant during the first quarter of 2006.

In accordance with the guidance in EITF 01-09, incentives in the form of cash consideration are considered a reduction of our selling prices and thus are classified as a reduction to revenue. The cost associated with incentives that are in the form of free or deeply discounted product are recorded as cost of sales with revenue recognized for the discounted price, if any, charged to the customer. Our disclosure on page 53, summarizes both types of incentives as being “expensed as provided” but does not provided further detail on their income statement classification. We will revise our disclosure in future filings as follows (marked to show changes from the above referenced disclosure):

Aerospace Sales Incentives—The Company provides sales incentives to commercial aircraft manufacturers and airlines in connection with their selection of our aircraft equipment, predominately wheel and braking system hardware and auxiliary power units, for installation on commercial aircraft. These incentives principally consist of free or deeply discounted products but also include credits for future purchases of product and upfront cash payments. These costs are

~~expensed as provided~~ recognized in the period incurred as cost of products sold or as a reduction to sales, as appropriate. For aircraft manufacturers, incentives are recorded when the products are delivered; for airlines, incentives are recorded when the associated aircraft are delivered by the aircraft manufacturer to the airline.

For the years ended December 31, 2007 and 2006, we recognized approximately $18 million and $21 million, respectively, of sales incentives as a reduction to revenue and approximately $81 million and $60 million, respectively, as cost of goods sold.

Note 3. Repositioning and Other Charges, page 60

7.	Staff’s Comment: We note from your disclosure that in 2007 you recognized repositioning charges totaling $209 million for severance, asset impairments and exit costs. Please revise future filings to include disclosure of the total amount expected to be incurred in connection with the activity, the amount incurred in the period, and the cumulative amount incurred to date for each major type of cost associated with the repositioning activities. Also, for each reportable segment, your disclosure should include the total amount of costs expected to be incurred in connection with the activity, the amount incurred in the period, and the cumulative amount incurred to date, net of any adjustments to the liability with an explanation of the reason(s) therefore. See paragraph 20 of SFAS No. 146.

Our Response: There were only immaterial costs associated with exit or disposal activities where the costs were required to be recognized in future periods in which the liability was incurred.

Beginning with our Form 10-K for the year ending December 31, 2008, we will provide additional disclosure for costs associated with exit or disposal activities which we are not able to recognize until the period in which the liability is incurred. This additional disclosure will include a description of the repositioning projects which include exit or disposal costs to be incurred in future periods and a description of the nature of these exit or disposal costs (e.g. relocation, product certification and requalification , employee training and travel). These costs will be summarized in the following tabular format:

The following table summarizes by segment, expected, incurred and remaining exit and disposal costs related to 2008 repositioning actions which we were not able to recognize at the time the actions were initiated:

Automation
		and Control	Specialty	Transportation
	Aerospace	Solutions	Materials	Systems	Corporate	Total
Expected exit and disposal costs	$ -	$ -	$ -	$ -	$ -	$ -
Costs incurred- year ended December 31, 2008	-	-	-	-	-	-

Remaining exit and disposal costs- December 31, 2008	$ -	$ -	$ -	$ -	$ -	$ -

Note 21. Commitments and Contingencies Refractory Products, page 83

8.	Staff’s Comment: We note from the disclosure in the last paragraph on page 84 that the Travelers Casualty and Insurance Company has filed a lawsuit against Honeywell and other insurance carriers disputing obligations for NARCO-related asbestos claims under high excess insurance coverage issued by Travelers and other insurance carriers. We also note that approximately $340 million of coverage under these policies is included in the Company's NARCO-related insurance receivable at December 31, 2007. Given that Travelers' is disputing their obligations with regard to receivables aggregating approximately $340 million at December 31, 2007 and this matter is currently the subject of pending litigation, please tell us and explain in detail in your future filings why you believe that realization of these claims for recovery is probable, and the related receivables will be realized or collected as required by paragraph .140 of SOP 96- 1. Please note that as outlined in paragraph .140 of SOP 96-1, when claims are subject to pending litigation, a rebuttable presumption exists that realization of the claim is not probable and therefore a related receivable should not be recorded. We may have further comment upon review of your response.

Our Response: As disclosed in Note 21 to our 2002 Form 10-K, during the fourth quarter of 2002 we recorded a net charge of $1.4 billion. This charge was comprised of $3.2 billion for i) the estimated liability to settle current NARCO asbestos related claims, ii) the estimated liability related to future NARCO asbestos related claims through 2018, and iii) obligations to NARCO’s parent, reduced by insurance recoveries of $1.8 billion. As disclosed in our filings, we conducted analyses to determine the estimated current and future liabilities and the amount of insurance that we estimate is probable of recovery in relation to payment of current and estimated future claims. We also disclose in our filings that we make judgments concerning our insurance coverage that we believe are reasonable and consistent with our historical dealings with our insurers, our knowledge of any pertinent solvency issues surrounding insurers and various judicial determinations relevant to our insurance programs.

The amount recorded for insurance recoveries in 2002 included the $340 million due from Travelers Casualty and Insurance Company and other insurance carriers which in May 2006 became subject to the litigation described on page 84 of our 2007 Form 10-K. As described in our filing, we expect to prevail in such litigation and thus we continue to believe that the amount due from Travelers and the other insurance carriers of $340 million to be probable of recovery, thus overcoming the rebuttable presumption outlined in paragraph .140 of SOP 96-1. We believe we will prevail in the litigation based upon i) our understanding of the relevant facts and applicable law, ii) the terms of the insurance policies at issue, iii) our experience in matters of this nature, and iv) the advice of counsel. Honeywell believes it is entitled to the coverage at issue and has filed counterclaims seeking, among other things, declaratory relief with respect to this coverage. In the third quarter of 2007 we prevailed on a critical choice of law issue concerning, among other things, the appropriate method of allocating NARCO-related asbestos liabilities to triggered policies. This favorable result supports our assessment that we will prevail in the litigation, and thus that the amount due from Travelers and the other insurance carriers of $340 million is probable of recovery.

We will continue to monitor and assess developments in this litigation, including their impact on insurance recoveries, in the course of our ongoing accounting and disclosure controls and procedures. In future filings, we will provide more detailed disclosure, consistent with the response set forth above, as to why we believe that realization of these claims for recovery is probable.

Quarterly Report on Form 10-Q for the Quarter ended June 30, 2008 Note 3. Acquisitions and Divestitures

9.	Staff’s Comment: We note the disclosure in Note 3 indicating that the Company entered into a definitive agreement to sell its Consumable Solutions business to B/E Aerospace for $1.05 billion in June 2008. We also note from the disclosure in Note 3 that in connection with the completion of the sale, the Company and B/E will enter into exclusive supply and license agreements. Please tell us and clarify in your future disclosures how the exclusive supply and license agreements to be entered into with B/E in connection with the sale transaction will be considered in determining the amount of any gain or loss to be recognized on the transaction. As part of your response, please indicate whether any portion of the sales proceeds are expected to be allocated to these exclusive supply and license agreements. If not, please explain why.

Our Response: Given the timing of this transaction, which closed on July 28th , 2008, we are still in the process of finalizing our calculation of the gain on sale. Due to the ongoing nature of this analysis, we provided an estimated range of the expected gain in Note 3 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008. Based on the analysis completed to date, including consideration of the extent to which the provisions of the Supply and License Agreements are “at-market”, we do not believe these agreements will have a material impact on the gain from the sale of Consumable Solutions. We will provide updated disclosure in future filings to reflect the actual results of this transaction.

Honeywell acknowledges its responsibility to ensure that its filings under the Securities Exchange Act of 1934 are accurate and complete. We also acknowledge that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking action with respect to the filings and that Honeywell may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss any aspect of this letter, please call the undersigned at (973) 455-4014, or Tom Larkins, Vice President, Secretary and Deputy General Counsel, at (973) 455-5208.

Sincerely,

/s/ Talia M Griep

Talia M. Griep
Vice President and Controller